Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, February 24, 2022 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2021.

Bonso reported a net loss for the six-month period ended September 30, 2021, of $2.10 million, or $0.44 basic loss per share, as compared to net income of $0.20 million, or $0.04 basic and diluted earnings per share, posted during the six-month period ended September 30, 2020. Net revenue for the six-month period ended September 30, 2021, decreased 26.1% to $6.0 million from $8.1 million for the six-month period ended September 30, 2020. The decreased net income resulted principally from the decrease in revenue related to the Company’s pet electronic products for the six-month period ended September 30, 2021.

Mr. Andrew So, President and CEO stated: “Our net revenue during the six-month period ended September 30, 2021, decreased as a result of decreased sales of pet electronic products through online sales channels. Due to competition from other similar products, both selling price and sales volume decreased. We continue to manufacture new pet electronic products and purchase other related products to increase our sales and market share.”

Furthermore, Mr. So stated: “The required government approvals for the redevelopment of our old factory site in Shenzhen have been delayed due to the pandemic. Further, we believe the recent liquidity problems of several of China’s largest property developers have contributed to governmental delays across the property development sector. . We are working with our development partner to obtain the remaining governmental approvals for the redevelopment of the Shenzhen factory. The redevelopment project has been delayed, and this will affect the timing on completion of the project.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles, and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also continuing the process to obtain the necessary approvals to redevelop the land upon which its Shenzhen factory is located. For further information, visit the Company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release that relate to the redevelopment of our old Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2021	2021
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	10,060	7,575
Trade receivables, net	1,279	1,665
Other receivables, deposits and prepayments	466	883
Inventories, net	1,097	1,959
Income tax recoverable	5	5
Financial instruments at fair value	504	608
Total current assets	13,411	12,695

Investment in life settlement contracts	163	165
Financial instruments at amortized cost	523	—
Other intangible assets	1,813	1,674
Deferred tax asset	779	779
Right-of-use assets	232	179
Property, plant and equipment, net	9,500	9,421
Total assets	26,421	24,913

Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	25	62
Bank loans - secured	967	524
Accounts payable	572	1,806
Contract liabilities	317	317
Accrued charges and deposits	3,165	3,292
Refund liabilities	29	29
Payable to affiliated party	79	—
Income tax payable	165	165
Lease liabilities	105	106

Total current liabilities	5,424	6,301

Lease liabilities, non-current	127	73
Long-term deposit received	701	701
Long-term loan	2,773	2,841

Total liabilities	9,025	9,916

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2021 - 5,828,205; Sep 30, 2021 - 5,828,205	17	17
outstanding shares: Mar 31, 2021 - 4,857,187; Sep 30, 2021 - 4,857,187
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2021 - 971,018; Sep 30, 2021 - 971,018	(3,082)	(3,082)
Accumulated deficit	(4,323)	(6,437)
Accumulated other comprehensive income	1,989	1,704

	17,396	14,997

Total liabilities and stockholders’ equity	26,421	24,913

 Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2020	Six months ended September 30, 2021
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	8,124	6,006
Cost of revenue	(3,054)	(3,353)

Gross profit	5,070	2,653

Selling, general and administrative expenses	(4,592)	(4,736)
Other income, net	40	151

Income / (loss) from operations	518	(1,932)
Non-operating expenses, net	(317)	(182)

Income / (loss) before income taxes	201	(2,114)
Income tax expense	—	—

Net income / (loss)	201	(2,114)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax	859	(285)

Comprehensive income / (loss)	1,060	(2,399)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,896,845	4,857,187
Diluted weighted average number of shares outstanding	5,091,440	4,857,187

Earnings / (loss) per common share (in U.S. Dollars)	0.04	(0.44)
Earnings / (loss) per common share (in U.S. Dollars) - assuming dilution	0.04	(0.44)